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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*


                             Advanced Lumitech, Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 par value
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                         (Title of Class of Securities)


                                   00758W 10 3
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                                 (CUSIP Number)


David J. Brown, Choate, Hall & Stewart, Exchange Place, 53 State Street, Boston, MA 02109, 617-248-4056
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 5, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION  CONTAINED
IN THIS FORM ARE NOT  REQUIRED TO RESPOND  UNLESS THE FORM  DISPLAYS A CURRENTLY
                           VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D
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CUSIP No. 00758W 10 3                                            Page  2  of  17
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  Louis R. Kronfeld
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [ ]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  PF
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
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                              7.      SOLE VOTING POWER

                                      5,350,000 shares of Common Stock
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             5,350,000 shares of Common Stock
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,350,000 shares of Common Stock
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.35%
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14.               TYPE OF REPORTING PERSON

                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         (a)   ISSUER:  Advanced  Lumitech,  Inc. (the  "Company")  Address:

            8c Pleasant Street., First Floor, South Natick, MA 01760
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         (b)   TITLE OF THE CLASS OF EQUITY SECURITIES:

                 Common Stock, $.001 par value ("Common Stock")
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ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name: Louis R. Kronfeld
                  -----------------------------------

         (b) Residence or Business Address:  22 Sturbridge Hills, Sturbridge
                                             Massachusetts 01566
                                           -------------------------------------

         (c) Principal Occupation: CTO of Advanced Lumitech, Inc.d/b/a Brightec
                                  ----------------------------------------------

         (d) Criminal Proceedings: None
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         (e) Civil Proceedings: None
                               ---------------------

         (f) Citizenship: United States
                         ---------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Louis R. Kronfeld received 260,000 shares of Common Stock in October 3, 2002 and an additional of 90,000 shares of Common Stock in April 6, 2005 in consideration for consulting services provided to the Company from April 2002 to March 2005. The additional share owned beneficially by Louis R. Kronfeld are subject to a Stock Option and were received for no consideration in connection with his past services and anticipated future services to the Company.


ITEM 4.  PURPOSE OF TRANSACTION

Louis R. Kronfeld provided manufacturing, development and strategic consulting services to the Company from April 2002 to March 2005. In consideration for his 3 years consulting services Louis R. Kronfeld received 350,000 shares of the Company's Common Stock. Louis R. Kronfeld became an employee of the Company as of April 1, 2005 and received a Stock Option to purchase an additional 5,000,000 shares of the Company's Common Stock at an exercise price of $.12 per share on or before April 27, 2015 in connection with his past services and anticipated future services to the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate shares of the Company's Common Stock beneficially owned by Louis R. Kronfeld: 5,350,000 shares of the Company's Common Stock, representing 5.35% of the Company's issued and outstanding shares of Common Stock.

         (b) The number of shares of the Company's Common Stock with respect to which Louis R. Kronfeld has: Sole voting power:
                  5,350,000 shares; Shared voting power: 0; Sole dispositive power: 5,350,000 shares; and Shared dispositive power: 0.

         (c) Except as described herein, there have been no transactions in the Company's Common Stock by Louis R. Kronfeld that were affected during the past 60 days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities listed above.

         (e)      Not Applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Louis R. Kronfeld provided manufacturing, development and strategic consulting services to the Company from April 2002 to March 2005. In consideration for his 3 years consulting services Louis R. Kronfeld received 350,000 shares of the Company's Common Stock. Louis R. Kronfeld became an employee of the Company as of April 1, 2005 and received a Stock Option to purchase an additional 5,000,000 shares of the Company's Common Stock at an exercise price of $.12 per share on or before April 27, 2015 in connection with his past services and anticipated future services to the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  May 5, 2005


Signature  /s/ Louis R. Kronfeld
         ---------------------------------

Name/Title  / Louis R. Kronfeld
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)